

13010580

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66953~~ 484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, 28th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Paulus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, as of December 31, 20 12, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas M. Paulus
Chief Financial Officer
Title

Notary Public


OFFICIAL SEAL
KAREN WOBKEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/18/16

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

Wayne Hummer Investments LLC
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Wayne Hummer Investments LLC

Statement of Financial Condition

Year Ended December 31, 2012

Contents

1302-103859

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying consolidated statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2012. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Wayne Hummer Investments at December 31, 2012, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
February 26, 2013

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 250,975
Deposits with clearing organizations and clearing broker	124,791
Receivables from:	
Clearing broker	26,279,258
Affiliates	3,756,103
Securities owned, pledged	583,235
Company-owned life insurance	5,531,734
Fixed assets, at cost (net of accumulated depreciation and amortization of $4,058,968)	2,415,213
Goodwill	7,960,483
Other assets	654,987
Total assets	$ 47,556,779
Liabilities and member's equity	
Liabilities:	
Short-term borrowings	$ 8,500,000
Deferred tax liability, net	90,580
Non-qualified deferred compensation plan – plan liabilities	4,291,189
Accrued compensation and benefits	2,101,066
Deferred rent	2,542,823
Accounts payable, accrued expenses, and other liabilities	869,925
Total liabilities	18,395,583
Member's equity	29,161,196
Total liabilities and member's equity	$ 47,556,779

See notes to statement of financial condition.

Wayne Hummer Investments LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization

Wayne Hummer Investments LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that is also a member of the Federal Reserve. NSCB is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust or the Parent).

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC, a subsidiary of Wells Fargo Advisors.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from those estimates.

Financial Instruments

Fair values for securities are typically based on prices obtained from independent pricing vendors. Securities measured with these valuation techniques are generally classified as Level 2 of the fair value hierarchy. Typically, standard inputs such as benchmark yields, reported trades for similar securities, issuer spreads, benchmark securities, bids, offers, and reference data, including market research publications, are used to fair value a security. When these inputs are not available, broker/dealer quotes may be obtained by the vendor to determine the fair value of the security. The Company reviews the vendor's pricing methodologies to determine if observable market information is being used, versus unobservable inputs. Fair value measurements using significant inputs that are unobservable in the market due to limited activity or a less liquid market are classified as Level 3 in the fair value hierarchy. Such measurements include securities valued using internal valuation techniques where the unobservable inputs are significant to the overall fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and others. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates, and accordingly, are carried at amounts approximating fair value.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, the Company grouped financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities. The following is a description of the valuation methodologies used for the Company's assets and liabilities measured at fair value on a recurring basis.

2. Summary of Significant Accounting Policies (continued)

Securities owned, pledged – fair values for proprietary securities owned are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers.

Company-owned Life Insurance

The Company's non-qualified deferred compensation assets consist of Company-owned life insurance (COLI) policies, which are valued at cash surrender value.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets ranging from two to seven years, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

FASB ASC 350, *Intangibles – Goodwill and Other*, addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired. In accordance with accounting standards, goodwill is not amortized, but rather is tested for impairment on an annual basis or more frequently when events warrant. The Company conducted their annual impairment analysis as of December 31, 2012, and concluded goodwill is not impaired.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

2. Summary of Significant Accounting Policies (continued)

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with FASB ASC 740, *Income Taxes*, uncertain tax positions are initially recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Interest and penalties on income tax uncertainties are classified within income tax expense in the statement of operations.

Deferred Rent

Rent expense for operating leases, which may have escalating rentals over the terms of the lease, is recorded on a straight-line basis over the initial lease term. The Company's initial lease term included a period of free rent, where no rent payments were due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as deferred rent and amortized to rent expense over the initial term of the lease.

Recently Issued Accounting Standards

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. ASU 2011-04 requires disclosures regarding the amount of transfers between Level 1 and Level 2, including reason for transfer. ASU 2011-04 also requires quantitative information about significant unobservable inputs used for Level 3 fair value measurements, including a description of the valuation procedures used and sensitivity changes. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company adopted ASU 2011-04in 2012 and has included further disclosure within their fair value footnote.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment*. ASU 2011-08 allows an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of the reporting unit. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted ASU 2011-00 in 2012, but elected not to use the qualitative approach for their goodwill impairment analysis.

3. Receivables From Clearing Broker

Receivables from the clearing broker include unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivables from the clearing broker is a deposit in the amount of $24,864,033 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Securities owned, pledged:				
Collaterized mortgage obligation	$ –	$ 24,861	$ –	$ 24,861
Corporate bonds	–	101,178	–	101,178
State and municipal government obligations	–	457,196	–	457,196
Total securities owned, pledged	–	583,235	–	583,235
Total	$ –	$ 583,235	$ –	$ 583,235

Cash, deposits with clearing broker, receivables from clearing broker, and receivables from affiliates are short-term in nature and accordingly are carried at amounts that approximate fair value (categorized as Level 2 of the fair value hierarchy).

Short-term borrowing is a floating rate intercompany loan and its carrying value approximates its fair value (categorized as Level 2 of the fair value hierarchy).

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2012:

Computer equipment and hardware	$ 548,027
Furniture and fixtures	2,904,081
Leasehold improvements	3,022,073
Total	6,474,181
Less accumulated depreciation and amortization	(4,058,968)
	$ 2,415,213

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually. Total contributions made by the Company during the year were $346,680.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing in COLI. The balances in COLI are subject to the claims of general creditors of the Company and totaled $5,531,734 at December 31, 2012. These assets are carried at cash surrender value.

7. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 1,241,343	$ (1,734)	$ 1,239,609
State	297,220	(12,480)	284,740
	$ 1,538,563	$ (14,214)	$ 1,524,349

Net deferred tax liabilities as of December 31, 2012, are as follows:

Assets	$ 2,445,519
Liabilities	(2,536,099)
Net deferred tax liabilities	$ (90,580)

Net deferred tax liabilities are composed principally of net temporary differences related to various compensation plans, premises, and goodwill.

The Company had no unrecognized tax benefits at January 1, 2012, did not have increases or decreases in unrecognized tax benefits during the year and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2012. In addition, for the year ended December 31, 2012, the Company has no interest or penalties relating to income tax positions recognized in the statement of operations or in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

7. Income Taxes (continued)

Wintrust files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, and in the ordinary course of business, these returns are routinely subject to audit by the taxing authorities of these jurisdictions. Currently, the Company's federal income tax returns are open and subject to audit for the 2006 tax year forward, and in general, the Company's state income tax returns from the 2009 tax return forward are open and subject to audit, subject to individual state statutes of limitations.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that matures on February 2, 2014. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2012, the amount outstanding was $8,500,000.

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to ten years.

The following related-party transactions were included in the financial statements as of and for the year ended December 31, 2012:

Statement of financial condition	
Receivables from affiliates:	
Loans and interest to employees	$ 3,743,462
Due from TCTC	1,167
Due from GLA	10,547
Due from AIP	927
Total receivable from affiliates	$ 3,756,103
Short-term borrowings from affiliate	$ 8,500,000

9. Commitments, Contingencies, and Guarantees

Commitments

The Company leases certain office space and equipment under noncancelable operating lease agreements that expire on various dates through 2018.

At December 31, 2012, the aggregate future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	
2013	$ 1,012,773
2014	1,043,161
2015	1,075,391
2016	1,108,327
2017	1,100,406
Thereafter	821,070
Total	$ 6,161,128

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, the total amount of customer balances with margin extended by its clearing broker and subject to such indemnification was $24,154,852. In accordance with applicable margin-lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted by customers; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

9. Commitments, Contingencies, and Guarantees (continued)

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Net Capital Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2012, the Company had net capital of $10,220,655, which was $9,970,655 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

11. Subsequent Events

Management evaluated and disclosed material subsequent events in the accompanying financial statements and notes through the date of issuance of its annual financial statements for the year ended December 31, 2012.

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